January 10, 2020

Joshua Ballard
Chief Financial Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577

       Re: Energy Recovery, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed on March 7, 2019
           File No. 001-34112

Dear Mr. Ballard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology